Exhibit 99.1

Jaguar Mining Announces Implementation of Plan of Compromise and Arrangement

TSX:JAG

TORONTO, April 23, 2014 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") is pleased to announce today that it has successfully implemented its amended and restated plan of compromise and arrangement pursuant to the Companies' Creditors Arrangement Act (Canada) ("CCAA") dated February 5, 2014 (as amended, the "Plan") with an implementation date of April 22, 2014. As previously announced, the Plan was approved by 100% of the Affected Unsecured Creditors (as defined in the Company's information circular and proxy statement dated December 23, 2013 (the "Circular")) that voted, in person or by proxy, at the meeting of Affected Unsecured Creditors held on January 31, 2014. The Ontario Superior Court of Justice (Commercial List) granted an order approving the Plan on February 6, 2014.

Implementation of the Plan will result in a number of benefits to the Company, including, among other things, a significant reduction of the Company's debt, increased liquidity for operations and facilitation of the Company's ability to make certain necessary capital investments and accelerate operational improvements.

Information about the CCAA proceeding, including copies of the Circular and all court orders, are available at the following website http://cfcanada.fticonsulting.com/jaguar.

Effect of the Plan

Common shares of the Company (the "Common Shares") were issued as follows as a result of the implementation of the Plan:

•	Holders (the "Noteholders") of the Company's 4.5% Senior Unsecured Convertible Notes due November 1, 2014 ("4.5% Convertible Notes") and 5.5% Senior Unsecured Convertible Notes due March 31, 2016 (together with the 4.5% Convertible Notes, the "Convertible Notes") and other affected unsecured creditors of the Company with proven claims received their pro rata share of 14,000,000 Common Shares in exchange for their Notes and in satisfaction of their claims, respectively, and Noteholders who signed a support agreement in respect of the Plan, or a consent agreement thereto, as of November 26, 2013 received their pro rata share of an additional 5,000,000 Common Shares in exchange for their Notes. Pursuant to the Plan, the Convertible Notes and the indentures governing such Convertible Notes were irrevocably and finally cancelled and all unsecured claims of affected unsecured creditors of the Company were fully and finally released.
•	Noteholders who elected to participate in a backstopped US$50 million share offering (the "Share Offering") purchased up to their pro rata share of 70,955,797 Common Shares (the "Offering Shares") and such Noteholders received their pro rata share of 9,044,203 Common Shares (the "Accrued Interest Offering Shares") (based on the percentage that the unpaid interest on their Notes bore to the aggregate of all unpaid interest owing to all Noteholders who participated in the Share Offering as at December 31, 2013) in exchange for their Notes.
•	Noteholders who agreed to backstop the Share Offering by committing to purchase their pro rata share (based on their backstop commitments) of the Offering Shares not subscribed for under the Share Offering received their pro rata share of an additional 11,111,111 Common Shares (the "Backstop Commitment Shares") in exchange for their Notes.

In connection with and as a step in the Plan, the Common Shares issued and outstanding immediately prior to the implementation of the Plan were consolidated at a ratio of one (1) post-consolidation Common Share for each 86.39636 pre-consolidation Common Shares (the "Consolidation"). Any fractional Common Shares resulting from the Consolidation were rounded down to the next whole share without any additional compensation therefor. As a result of the implementation of the Plan, such shareholders represent approximately 0.9% of the equity of Jaguar in the aggregate. A letter of transmittal with respect to the Consolidation will be mailed to such shareholders which letter sets out instructions as to how registered shareholders can receive certificates representing post-Consolidation Common Shares. The shareholder rights plan dated May 2, 2013 and all rights issued thereunder were cancelled    pursuant to the terms of the Plan.

As a result of the implementation of the Plan, there are currently 111,106,262 Common Shares issued and outstanding.

Information Concerning Jaguar Following Implementation of the Plan

In connection with the Plan, Jaguar negotiated amendments to certain terms of its US$30.0 million standby credit facility with Global Resource Fund (the "Lender"), as governed by a credit agreement made as of December 17, 2012 between Jaguar, as borrower, its subsidiaries, as guarantors, and the Lender (as amended from time to time, the "Renvest Facility").  On January 25, 2013, the Company made an initial drawdown of US$5.0 million on the Renvest Facility and on June 26, 2013, the Company drew down the remaining US$25.0 million on the Renvest Facility.

The Renvest Facility amendments provide, among other things, that:

•	the maturity date of the Renvest Facility is extended to December 31, 2015 from July 25, 2014;
•	mandatory repayments of US$1.0 million of principal amount plus accrued and unpaid interest shall be made each month from and including July 2014 to and including November 2015, with the balance of all outstanding obligations to be repaid on December 31, 2015;
•	the Lender shall have a right to convert up to $5.0 million of the outstanding obligations under the Renvest Facility into equity at a specified conversion price (subject to certain anti-dilution protections);
•	the Lender shall have a right to participate in certain offerings of equity securities by the Company if the offering occurs at a prescribed price;
•	the Company shall maintain certain minimum levels of cash on hand;
•	Renvest shall be entitled to appoint an observer to the board of directors;
•	the Company and the Lender shall have entered into a Right of First Refusal Agreement with respect to assignments of the Renvest Facility by the Lender; and
•	existing breaches, defaults and events of default under the Renvest Facility were waived by the Lender. Certain events of default under the Renvest Facility were also amended to reflect the Company's current financial circumstances.

The Company will pay a fee of US$1.0 million in connection with the amendments to the Renvest Facility ($0.6 million payable in cash and $0.4 million payable as an increase in the principal amount of the Renvest Facility).

In connection with the above amendments, the Company agreed to repay immediately to the Lender $10.0 million on account of the outstanding obligations under the Renvest Facility.  The above amendments are conditional upon, among other things, this repayment.

In connection with the above amendments, the Lender has waived its rights under the Renvest Facility to receive any portion of the net proceeds of the Share Offering, with the exception of the agreed upon US$10.0 million repayment described above.

The following table shows the effect of the Plan on Jaguar's consolidated capital structure, after accounting for the amendments to the Renvest Facility as described above:

Pre-Plan & Pro Forma (As at December 31, 2013) Capital Structure
(All figures in $USD millions except number of Common Shares)

	As at December 31, 2013	Adjustment	Pro Forma
Bank Indebtedness	$15.9	-	$15.9
Renvest Facility (Drawn)	30.0	(9.6)	20.4
Vale Note	7.6	-	7.6
4.5% Convertible Notes	165.0	(165.0)	-
5.5% Convertible Notes	103.5	(103.5)	-
Total Debt	$322.0	$(278.1)	$43.9
Less: Cash and Cash Equivalents	(9.0)	(29.4)	(38.4)
Total Net Debt	$313.0	$(307.5)	$5.5
Number of Common Shares Outstanding(1)	86.4 million	24.7 million	111.1 million

Notes:
(1)	Pro forma Common Shares outstanding based on the Consolidation, the extinguishment of the Notes (including accrued interest) in exchange for Common Shares, as well as the issuance of the Backstop Commitment Shares and the Accrued Interest Offering Shares.

In addition to the pro forma financial information provided above, the Company estimates that its cash balance as of the implementation date (pro forma for the receipt of the Share Offering proceeds and payment of fees, expenses and additional amounts due to the Lender) is approximately US$36.5 million.  Enclosed with this press release is an unaudited pro forma condensed consolidated statement of financial position of Jaguar  as at December 31, 2013 after giving effect to the Plan and the amendments to the Renvest Facility.  The pro forma information was prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  The unaudited pro forma financial information has been prepared based upon currently available information and assumptions deemed appropriate by management and is for illustrative purposes only.  The pro forma financial information has not been audited and should not be considered comprehensive and may differ significantly from the actual adjustments that may result from the implementation of the Plan and related transactions in the future.

The equity-based compensation arrangements of the Company existing immediately prior to implementation of the Plan were cancelled pursuant to the terms the Plan. The board of directors of the Company has approved a new 10% rolling stock option plan (the "New Stock Option Plan"). The New Stock Option Plan has received conditional approval from the TSX Venture Exchange (the "TSXV") and is subject to the approval of disinterested shareholders of the Company. It will be presented for approval at the Company's next annual general meeting of shareholders ("AGM"), which is expected to be held late in the second quarter of 2014.  The board of directors of the Company has also approved a new deferred share unit plan (the "DSU Plan").  The DSU Plan has received conditional approval from the TSXV and will be presented for approval by shareholders at the Company's AGM.

Directors and Senior Management of Jaguar

The board of directors of Jaguar was reconstituted in connection with the implementation of the Plan so as to be comprised of seven individuals, four of whom are incumbent directors of the Company.  In addition, in connection with the Plan, Mr. David Petroff and Mr. Douglas Willock resigned from their positions as Chief Executive Officer and Chief Financial Officer of the Company, respectively, and Mr. George Bee and Mr. Derrick Weyrauch have been appointed as CEO and CFO. "This restructuring process has made Jaguar a financially stronger company positioned for the future," stated Richard Falconer, Chairman of the Board. "We want to thank departing management for their leadership role in achieving significant improvements to operations.  The finalization of the restructuring process gives Jaguar a strong balance sheet allowing the new management team to continue with the operational improvements and embrace future opportunities associated with existing assets."

Set out below are biographies of the directors and executive officers of the Company:

•	Richard D. Falconer (Director): Mr. Falconer was elected to the Board on May 22, 2012 and was appointed Chairman of the Board on June 29, 2012. Mr. Falconer retired from CIBC after 40 years with the bank. At the time of retirement, Mr. Falconer was Vice Chairman and Managing Director, CIBC World Markets Inc. Current directorships include Chorus Aviation Inc., Resolute Forest Products Inc., Bridgepoint Health Foundation; LOFT Community Services; and Member, Shaw Festival Theatre Endowment Foundation Board of Governors. He is a Chartered Financial Analyst and holds a Master of Business Administration degree, York University, and Honours B.A., University of Toronto.
•	George Bee (Director and Chief Executive Officer): Mr. Bee was elected to the Board on June 10, 2013 and was appointed Chief Executive Officer of the Company on April 22, 2014. Mr. Bee is a mining engineer and has over 30 years' experience in the mining industry, developing world-class gold mining projects. Recently, he was the President and Chief Executive Officer and a director of Andina Minerals Inc. Prior to that, Mr. Bee was Chief Operating Officer of Aurelian Resources and spent over 16 years at Barrick Gold Corporation where he was responsible for a number of operating and development projects. Mr. Bee is a graduate of the Camborne School of Mines in Cornwall, United Kingdom. Mr. Bee currently serves on the boards of Stillwater Mining Company and Sandspring Resources Inc. and holds ICD.D designation from the Institute of Corporate Directors.
•	Edward V. Reeser (Director): Mr. Reeser was appointed to the Board on June 10, 2013. Mr. Reeser is the owner and President of Celco Inc. (Food Service Equipment), one of Canada's major commercial food service equipment importers and distributors. Mr. Reeser has been a director and member of the Finance and Audit Committee of Bridgepoint Health since September 2011. Mr. Reeser has over 15 years' experience as a senior financial officer of TSX-listed companies in the metallurgical, aviation and energy utility industries. Mr. Reeser has also served as a director and officer of a number of private companies and non-profit organizations. Mr. Reeser holds a Master of Business Administration degree (finance concentration) from York University, a Bachelor of Arts from York University and an ICD.D designation from the Institute of Corporate Directors.
•	Luis Miraglia (Director): Mr. Miraglia was appointed as a director of the Company on September 27, 2012. Mr. Miraglia is a native of Minas Gerais, Brazil and is a Partner at the law firm of Azevedo Sette Advogados with 19 years of experience in legal practice specializing in corporate law, mergers and acquisitions, project finance, infrastructure projects and mining. He holds a degree (Juris Doctorate equivalent) from the Universidade Federal de Minas Gerais in Belo Horizonte, Brazil and a Master of Laws degree from the University of Chicago Law School.
•	Stephen Hope (Director): Mr. Hope has worked in fixed-income investment management for over fifteen years. Prior to forming Outrider Management ("Outrider") in January 2004, he was a portfolio manager with Dalton Investments LLC where he managed a fund with a substantially similar investment strategy to that of Outrider. Prior to joining Dalton, he managed an emerging markets debt fund focused on distressed debt for two years at San Francisco Sentry Investment Group. Prior to San Francisco Sentry, he worked at Bracebridge Capital as an analyst and trader for their Asian operations. From 1995 to 1997, Stephen was a currency and bond trader for the Asian and Dollar Bloc markets for Eaton Vance Management. Stephen began his career at the First National Bank of Maryland as a corporate credit analyst and trader. Stephen Hope holds an Bachelor of Arts in Economics from Princeton University.
•	R. David Russell (Director): Mr. Russell has over three decades of executive experience in the mineral exploration and development industry. From 2002 to June 2010 Mr. Russell was President, CEO and a director of the former Apollo Gold Corporation, (now Brigus Gold Corp. after its merger in 2010 with Linear Gold). Mr. Russell's previous positions included Vice-President and CEO of Getchell Gold Company/Placer Dome Gold, General Manager, US Operations, LAC Minerals Ltd. (now Barrick Gold Corporation), Manager, Underground Mining, Independence Mining Company, Project Manager, Hecla Mining Company, Manager, Lincoln Project FMC/Meridian Gold. Mr. Russell currently serves as Chairman of the Board of Directors of Pure Nickel Inc., a mineral exploration and development company listed on the TSXV. Mr. Russell graduated from the Montana School of Mineral, Science and Technology with a Bachelor of Science Degree in Mining Engineering.
•	Robert J. Chadwick (Director): Mr. Chadwick is a partner and a member of the Executive Committee at Goodmans. He practices corporate and commercial law and in the areas of corporate restructuring and insolvency, financial services and private equity law. Mr. Chadwick focuses his practice on corporate, banking, private equity, insolvency and reorganization law and mergers and acquisitions. He also has expertise in national, cross-border and international transactions. Mr. Chadwick has participated in significant financings and acquisitions and other transactional matters in various industries on behalf of a diverse group of clients. He has been an advisor in many of the major Canadian and cross-border commercial matters and restructurings. He is a director of TSX-listed Ainsworth Lumber Co. Ltd.
•	Derrick Weyrauch (Chief Financial Officer): Mr. Weyrauch served as an independent director of the Company from June 10, 2013 until April 22, 2014, and was appointed Chief Financial Officer of the Company on April 22, 2014. Mr. Weyrauch is a Chartered Professional Accountant ("CPA") and a Chartered Accountant ("CA") and has over 15 years' experience as a senior financial officer of TSX/TSXV-listed companies in the mining, contract manufacturing and medical device industries. Mr. Weyrauch is an independent director of Banro Corporation and is currently the Chief Financial Officer of Temex Resources Corp. Prior to its sale in 2013, Mr. Weyrauch served as the Chief Financial Officer of Andina Minerals Inc. Mr. Weyrauch earned his CA designation in 1990 while employed at KPMG LLP. He is a member of the Institute of Chartered Accountants of Ontario, the Institute of Corporate Directors and holds a Bachelor of Arts degree in Economics from York University.

Implementation of the Plan resulted in two unrelated investment managers each owning or exercising control or direction over in excess of 10% of the outstanding Common Shares: (i) Outrider Management, LLC has beneficial ownership, or exercises control or direction, directly or indirectly, over approximately 32.4% of the Common Shares; and (ii) an unrelated investment manager exercises control over approximately 10.8% of the Common Shares.  Mr. Stephen Hope, one of the directors of the Company, is the principal of Outrider Management, LLC.

Listing of the Common Shares

In connection with the Plan, Jaguar has received conditional approval to list the Common Shares on the TSXV.  The Common Shares are currently listed (but suspended from trading) on the Toronto Stock Exchange (the "TSX") and are expected to be delisted no later than April 30, 2014.  The Company expects to satisfy the listing conditions and have the Common Shares listed on the TSXV as soon as possible but in any event by the end of April.  The transition from the TSX to the TSXV will be coordinated so that there is no gap in listing.  Trading in the Common Shares has been suspended since December 23, 2013 and will remain suspended until the delisting from the TSX or until the transition of the Company's listing to the TSXV.

Forward-Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. These Forward-Looking Statements include, but are not limited to, statements concerning the Company's ability to transition its listing to the TSXV. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These risks, uncertainties and other factors relating to Jaguar include, but are not limited to, the impact of the implementation of the Plan; our ability to generate sufficient cash flow from operations or obtain adequate financing to fund our capital expenditures and working capital needs and meet our other obligations; the volatility of our stock price, and the ability of our common stock to be transitioned to the TSXV and remain listed and traded on an exchange in Canada; our ability to maintain relationships with suppliers, customers, employees, stockholders and other third parties; the volatility of gold prices; a continuation of depressed gold prices; regulatory and environmental risks associated with exploration, drilling and production activities; the adverse effects of changes in applicable tax, mining and environmental and other regulatory legislation; the risks of conducting operations in Brazil and the impact of pricing differentials, fluctuations in foreign currency exchange rates and political developments on the financial results of our operations. The results, estimates, events or other forward-looking information predicted in any Forward-Looking Statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect Jaguar's business, or if Jaguar's estimates or assumptions turn out to be inaccurate.

These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS" and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2013 filed on SEDAR and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2012 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The securities offered in connection with the CCAA proceeding and under the Plan have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws of the United States and, unless so registered, may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws of the United States.  It is contemplated that the securities will be issued pursuant to one or more exemptions from the Securities Act.  This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the securities nor shall there be any sale of the securities in any state of the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Jaguar Mining Inc.

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northeastern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

Jaguar Mining Inc.
Unaudited Pro Forma Consolidated Statement of Financial Position
As at December 31, 2013
	Jaguar Mining	Pro Forma Adjustments	Reference	Jaguar Mining (Pro Forma)
Assets
Current assets:
Cash and cash equivalents	$9,015	$29,400	(3)	$38,415
Inventory	23,080	-		23,080
Other accounts receivable	5,866	-		5,866
Recoverable taxes	3,985	-		3,985
Prepaid expenses and sundry assets	2,181	-		2,181
Derivatives	508			508
	44,635	29,400		74,035
Prepaid expenses and sundry assets	951	-		951
Restricted cash	109	-		109
Assets held for sale	36	-		36
Recoverable taxes	25,220	-		25,220
Property, plant and equipment	155,952	-		155,952
Mineral exploration projects	67,885	-		67,885
	$294,788	$29,400		$324,188
				-
Liabilities and Shareholders' Equity				-
Current liabilities:				-
Accounts payable and accrued liabilities	$24,651	$(6,373)	(1)	$18,278
Notes payable	316,076	(292,500)	(1) (2)	23,576
Income taxes payable	11,642	-		11,642
Reclamation provisions	826	-		826
Other provisions	7,981	-		7,981
Deferred compensation liabilities	3	-		3
Other liabilities	1	-		1
	361,180	(298,873)		62,307
Notes payable	5,911	14,400	(2)	20,311
Deferred income taxes	6,350	-		6,350
Reclamation provisions	14,844	-		14,844
Deferred compensation liabilities	8	-		8
Other liabilities	54	-		54
	388,347	(284,473)		103,874
Shareholders' equity:				-
Share capital	371,077	78,296	(3) (4)	449,373
Stock options	917	(917)	(5)	-
Hedging reserve	508	-		508
Contributed surplus	17,638	917	(4)	18,555
Deficit	(483,699)	235,577	(1) (2) (3) (4) (6)	(248,122)
	(93,559)	313,873		220,314
	$294,788	$29,400		$324,188

Jaguar Mining Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Financial Position

Pro Forma Statement of Financial Position

This unaudited pro forma condensed consolidated statement of financial position of Jaguar Mining Inc. (the "Company") includes pro forma adjustments illustrating the impact that the specific terms contemplated in the proposed plan of compromise and arrangement pursuant to the Companies' Creditors Arrangement Act (the "Plan of Arrangement") will have on the Company's financial position. These adjustments are for illustrative purposes only, have not been audited, should not be considered comprehensive and may differ significantly from the actual adjustments that may result from the approved Plan of Arrangement in the future.

This unaudited pro forma condensed consolidated statement of financial position should be read in conjunction with the Company's audited 2013 consolidated financial statements, accompanying notes, and related management discussion and analysis.

The Company's financial statements on a future date giving effect to the Plan of Arrangement may differ significantly from the Company's audited condensed consolidated financial statements of December 31, 2013 and this unaudited pro forma condensed consolidated statement of financial position.

The following are the events and transactions reflected in this unaudited pro forma condensed consolidated statement of financial position:
(a)	the implementation of the Plan of Arrangement, including the exchange of the entire outstanding principal amount of the Company's 4.5% Senior Unsecured Convertible Notes due November 1, 2014 (the "4.5% Convertible Notes") and 5.5% Senior Unsecured Convertible Notes due March 31, 2016 (together with the 4.5% Convertible Notes, the "Notes"), being approximately $268.5 million, and certain potential other unsecured claims, for equity; and

(b)	the issuance of additional common shares (the "New Common Shares") under the Plan of Arrangement, as discussed below under "Plan of Arrangement".

Other than those transactions described above, the unaudited pro forma condensed consolidated statement of financial position as at December 31, 2013 does not give effect to transactions occurring after December 31, 2013.  The Plan of Arrangement is subject to possible amendments and the receipt of the necessary approvals. If the Plan of Arrangement is implemented, the events and transactions will be accounted for on the basis of events and circumstances at the implementation date of the Plan of Arrangement (the "Effective Date").

In conjunction with the implementation of the Plan of Arrangement, certain liabilities and equity classified as "Accounts payable and accrued liabilities", "Notes payable", "Option component of convertible notes", "Share capital" and "Deficit" on the Company's unaudited interim condensed consolidated statement of financial position as at December 31, 2013 are subject to recapitalization. Liabilities subject to recapitalization recorded as at December 31, 2013 amount to $298.9 million.

Plan of Arrangement

The Plan of Arrangement has the following key elements:

•	Exchange of approximately $268.5 million of Notes for New Common Shares;
•	Reduction of total pro forma debt from approximately $323 million as at December 31, 2013 to approximately $43.9 million upon completion of the Plan of Arrangement;
•	Reduction of projected annual cash interest payments by approximately $13.1 million;
•	Investment of approximately $50 million of new equity raised by way of a backstopped share offering (the "Share Offering") by current holders of Notes (the "Noteholders") and possibly other affected unsecured creditors of the Company (the "General Unsecured Creditors"), the net proceeds of which will be available for use in the Company's operations;
•	In full settlement of the Notes, the issuance to Noteholders of their pro rata share of:
•	New Common Shares representing approximately 12.6% of the equity of the Company outstanding following implementation of the Plan of Arrangement (the "Unsecured Creditor Common Shares"), in exchange for all outstanding obligations owed to Noteholders under the Notes (including, without limitation, outstanding principal and all accrued and unpaid interested thereon);
•	New Common Shares representing approximately 4.5% of the equity of the Company outstanding following implementation of the Plan of Arrangement, if such Noteholder signed the Support Agreement on or prior to November 26, 2013;
•	New Common Shares representing approximately 8.0% of the equity of the Company outstanding following implementation of the Plan of Arrangement, if such Noteholder participates in the Share Offering or is a funding backstop Noteholder to the Share Offering (the "Accrued Interest Offering Shares"); and
•	New Common Shares representing approximately 10.0% of the equity of the Company outstanding following implementation of the Plan of Arrangement, if such Noteholder is a funding backstop Noteholder to the Share Offering (the "Backstop Consideration Shares");
•	The issuance to General Unsecured Creditors of their pro rata share of the Unsecured Creditor Common Shares;
•	The issuance of New Common Shares representing approximately 63.9% of the equity of the Company outstanding following implementation of the Plan of Arrangement pursuant to the Share Offering; and
•	Existing shareholders of the Company will hold approximately 0.9% of the equity of the Company outstanding following implementation of the Plan of Arrangement.

Plan of Arrangement Pro Forma Adjustments

In conjunction with the implementation of the Plan of Arrangement, adjustments to the unaudited pro forma condensed consolidated statement of financial position are as follows:

(1) Exchange of the $268.5 million of Notes for Equity and Other Adjustments

As of the Effective Date, the Notes carried on the statement of financial position as at December 31, 2013 in the amount of $268.5 million and the unpaid accrued interest in the amount of $6.4 million (recorded as accounts payable and accrued liabilities) will be extinguished and derecognized. As a result, the derecognized debt shall be recorded in net earnings (loss) as part of the gain on settlement of debt.

(2) Renvest Credit Facility maturing in December 2015

 As of the Effective Date, the Renvest Credit Agreement carried on the statement of financial position as at December 31, 2013 in the amount of $30.0 million will be amended to provide, among other things, that: (i) the maturity date is extended to December 31, 2015 from July 25, 2014; and (ii) there will be mandatory repayments of $1.0 million of principal amount plus accrued and unpaid interest made on a monthly basis from and including July 2014 until and including November 2015, with the balance of all outstanding obligations to be repaid on December 31, 2015.  The Company will pay a fee of $1.0 million in connection with the amendments to the Renvest Credit Agreement ($0.6 million payable in cash and $0.4 million payable as an increase in the principal amount of the Renvest facility).  In addition, the Company agreed to repay immediately to the lender $10.0 million on account of the outstanding obligations under the Renvest Credit Agreement.

(3) Issuance of New Common Shares

Holders of the Notes and General Unsecured Creditors will receive 14,000,000 Unsecured Creditor Common Shares in exchange for all outstanding obligations owed to the Noteholders, including, without limitation, outstanding principal of the Notes and all accrued and unpaid interest thereon and outstanding claims. The fair value of this transaction is estimated to be approximately $9.9 million and will be recorded in Share Capital.

Consenting Noteholders who signed the Support Agreement on or prior to November 26, 2013 received an additional 5,000,000 New Common Shares at an estimated fair value amount of $3.5 million which will be recorded in Share Capital.

 Existing shareholders will hold approximately 0.9% of the equity of the Company following implementation of the Plan of Arrangement. The fair value of this transaction is estimated to be approximately $705,000 and will also be recorded in Share Capital.

The fair value of the transaction is based on a pro forma value for the New Common Shares of $0.704, which amount may change pending the Corporation's review of the financial statements for the three months ended June 30, 2014.

(4) Backstopped Share Offering

Based on the Plan of Arrangement, $50.0 million will be received upon issuance of 91,111,111 New Common Shares, as stated below, which will be accounted for at an estimated fair value amount of $64.2 million at initial recognition in the Company's published consolidated financial statements for the period in which the Plan of Arrangement will take effect:

Description	# of Shares
Offering shares	70,955,797
Accrued interest offering shares	9,044,203
Backstop consideration shares	11,111,111
Total	91,111,111

(5) Cancelling of Stock Option Plan

The stock options outstanding as of the Effective Date will be cancelled. As a result, the stock options reserve classified in equity in the amount of $917,000 as at December 31, 2013 will be reversed into contributed surplus.

(6) Restructuring Costs

In addition, the transaction costs relating to the implementation of the Plan of Arrangement in the estimated amount of $10.0 million will be paid on or about the Effective Date.

SOURCE Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contact

Derrick Weyrauch
Chief Financial Officer
dweyrauch@jaguarmining.com.br

CO: Jaguar Mining Inc.

CNW 11:06e 23-APR-14